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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                (Rule 14d-100)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          Wynn's International, Inc.
                       (Name of Subject Company, Issuer)

                                WI Holding Inc.
                          Parker-Hannifin Corporation
                      (Name of Filing Persons, Offerors)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  983195 10 8
                     (CUSIP Number of Class of Securities)

                               ----------------

                         Thomas A. Piraino, Jr., Esq.
                 Vice President, General Counsel and Secretary
                          Parker-Hannifin Corporation
                            6035 Parkland Boulevard
                          Cleveland, Ohio 44124-4141
                                (216) 896-3000
                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of Offerors)

                               ----------------

                                   Copy to:
                            Patrick J. Leddy, Esq.
                          Jones, Day, Reavis & Pogue
                              901 Lakeside Avenue
                             Cleveland, Ohio 44114
                                (216) 586-3939

                           CALCULATION OF FILING FEE

   Transaction Valuation(1)                            Amount of Filing Fee(2)
   ------------------------                            -----------------------
         $451,987,605                                        $90,397.52

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(1) This amount assumes the purchase at $23.00 per share, pursuant to the
    Offer to Purchase, of all 18,688,809 shares of common stock, including the associated preferred share purchase rights (the "Shares") of Wynn's International, Inc. outstanding as of June 20, 2000 and 962,826 shares reserved for issuance pursuant to stock-based plans and the awards outstanding thereunder as of June 20, 2000.
(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the cash offered by the Bidders.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:               Filing Party:

  Form or Registration No.:              Date Filed:

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.

  [_] issuer tender offer subject to Rule 13e-4.

  [_] going-private transaction subject to Rule 13e-3.

  [_] amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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  This Schedule TO relates to the offer by Parker-Hannifin Corporation, an
Ohio corporation (the "Purchaser"), and WI Holding Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser ("Merger Sub"), to purchase all of the outstanding common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "Shares"), of Wynn's International, Inc., a Delaware corporation (the "Company"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of the Purchaser and Merger Sub. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 3. Identity and Background of Filing Person.

  None of the Purchaser, Merger Sub or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10. Financial Statements of Certain Bidders.

  Not Applicable.

Item 11. Additional Information.

  Not Applicable.

Item 12. Exhibits.

 (a)(1) Offer to Purchase, dated June 22, 2000.
 (a)(2) Letter of Transmittal.
 (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
 (a)(5) Notice of Guaranteed Delivery.
 (a)(6) Guidelines of the Internal Revenue Service for Certification of
        Taxpayer Identification Number on Substitute Form W-9.
 (a)(7) Joint press release issued by the Purchaser and the Company on June 13, 2000.
 (a)(8) Form of Summary Advertisement, dated June 22, 2000.
 (d)(1) Confidentiality Agreement between the Purchaser and the Company, dated as of February 7, 2000 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 of the Company filed on June 22, 2000).
 (d)(2) Agreement and Plan of Merger, dated as of June 13, 2000, by and among the Company, the Purchaser and Merger Sub.
 (d)(3) Stockholder Tender Agreement, dated June 13, 2000, by and among the
        Purchaser, Merger Sub and James Carroll.
 (d)(4) Consulting Agreement, dated as of June 13, 2000, by and between the Purchaser and James Carroll.
 (f)    Section 262 of the Delaware General Corporation Law.

Item 13. Information Required by Schedule 13E-3.

  Not Applicable.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2000

                                          PARKER-HANNIFIN CORPORATION

                                                    /s/ Duane E. Collins
                                          By: _________________________________
                                                   Name: Duane E. Collins
                                                 Title: Chairman and Chief
                                                     Executive Officer


                                          WI HOLDING INC.

                                                 /s/ Thomas A. Piraino, Jr.
                                          By: _________________________________
                                                Name: Thomas A. Piraino, Jr.
                                               Title: Vice President, General
                                                   Counsel and Secretary

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                                 Exhibit Index

 (a)(1) Offer to Purchase, dated June 22, 2000.
 (a)(2) Letter of Transmittal.
 (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
 (a)(5) Notice of Guaranteed Delivery.
 (a)(6) Guidelines of the Internal Revenue Service for Certification of
        Taxpayer Identification Number on Substitute Form W-9.
 (a)(7) Joint press release issued by the Purchaser and the Company on June 13, 2000.
 (a)(8) Form of Summary Advertisement, dated June 22, 2000.
 (d)(1) Confidentiality Agreement between the Purchaser and the Company, dated
        February 7, 2000 (incorporated by reference to Exhibit (e)(1) to the
        Schedule 14D-9 of the Company filed on June 22, 2000).
 (d)(2) Agreement and Plan of Merger, dated as of June 13, 2000, by and among the Company, the Purchaser and Merger Sub.
 (d)(3) Stockholder Tender Agreement, dated June 13, 2000, by and among the
        Purchaser, Merger Sub and James Carroll.
 (d)(4) Consulting Agreement, dated as of June 13, 2000, by and between the Purchaser and James Carroll.
 (f)    Section 262 of the Delaware General Corporation Law.

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